SUBSCRIPTION AGREEMENT
GREEN ALCHEMY LLC

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Green Alchemy LLC
c/o Tara Sargente, Manager
141-143 Russell Ave.
South River, NJ 08882
Email: tara@greenalchemy.co

Dear Sir or Madam:

The undersigned understands that Green Alchemy LLC, a New Jersey limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated [EFFECTIVE DATE], as amended, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**" and, together with the Form C and other offering materials (as supplemented or amended from time to time) available to the undersigned on the Company offering profile at https://www.mainvest.com, the "**Offering Materials**"). The Company is offering to both accredited and non-accredited investors up to 600,000 Class B units of membership interest (each a "**Class B Unit**" and, collectively, the "**Class B Units**") at a price of one dollar ($1.00) per unit (the "**Price Per Unit**"). The Class B Units have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Operating Agreement of the Company, a copy of which is included in the Offering Materials (as amended from time to time, the "**Operating Agreement**"). The minimum or target amount to be raised in the Offering is $100,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $600,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Class B Units on a basis to be determined by the Company's management. The Company is offering the Class B Units to prospective investors through the Mainvest crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission ("**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. Investors should carefully review the Offering Materials, including but not limited to the Form C, Offering Statement and the Operating Agreement, which are available on the website of the Portal at www.mainvest.com.

The undersigned acknowledges that the Offering consists of the sale of Class B Units at the Price Per Class B Unit and that immediately preceding the Offering, there are 5,400,000 total units of the Company issued and outstanding, all of which are Class A Units (as defined in the Operating Agreement), and none of which are Class B Units (Class A Units, Class B Units and all other units of the Company are referred to hereunder as the "**Company Units**"). The undersigned further acknowledges that (a) the Company will not, except if waived in writing by the Company, accept subscriptions for less than $500 (corresponding to the purchase of 500 Class B Units); (b) if the Company fails to receive offers to purchase Class B Units exceeding the Target Offering Amount, the Company may reject this Subscription Agreement for any or no reason, (c) the Company may cancel the Offering at any time for any or no reason, and after cancellation the Company may undertake offerings of other securities, which may nor may not be on terms more favorable to an investor than the terms of this Offering; (d) the Company will accept subscriptions for Class B Units on a first come, first served basis, as and when such subscription agreements, along with the required consideration, are received; (e) the Company may accept only a portion of a subscription for Class B Units in its sole discretion; (f) the Manager of the Company ("**Manager**") reserves the right, in Manager's sole discretion, (X) to accept or reject any subscription agreement or limit the amount of Class B Units which any investor in the Offering may acquire; (Y) to accept investment in excess of the Target Offering Amount up to the Maximum Offering Amount; and (g) the ownership of Class B Units shall be subject to the terms and conditions of the governing documents of the Company, including, without limitation, the Certificate of Formation of the Company filed with the Division of Revenue and Enterprise Services of New Jersey, as amended, and the Operating Agreement of the Company, copies of which are included in the Offering Materials.

Based on the above acknowledgements, and subject to the terms and conditions of this Subscription Agreement, the undersigned hereby agrees as follows:

1. <u>Subscription for Class B Units</u>. The undersigned hereby subscribes for and agrees to purchase _____ Class B Units of the Company, at a Price Per Class B Unit of $1.00, for an aggregate investment amount of $_____, on the terms and conditions set forth in this Subscription Agreement. The undersigned understands that he, she, or it may only cancel this subscription as specifically set forth in the Offering Materials and, subject to such cancellation rights, this subscription is irrevocable. No investor may subscribe for a Class B Unit after the deadline set forth in the Offering Materials.

2. <u>Closing of Purchase; Investor Deliveries</u>. The closing (the "**Closing**") of the purchase of the Class B Units by the undersigned shall take place on such date that the Manager acknowledges its acceptance of this Subscription Agreement by delivering to the undersigned a signed counterpart of this Subscription Agreement. Prior to execution of this Subscription Agreement by Manager, Manager must receive from the undersigned (a) this Subscription Agreement, duly completed and

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executed by the undersigned, (b) payment of the full investment amount via Automatic Clearing House (ACH) Transfer or Debit Card to an escrow account that shall hold all funds from subscriptions to purchase Class B Units designated by the Portal until such time as the Offering has completed, and (c) aggregate subscriptions for Class B Units in an aggregate investment amount of at least the target offering amount set forth in the Offering Materials. Subject to and upon receipt of valid subscriptions and payment for Class B Units in excess of the target offering amount, the Portal will instruct the Escrow Agent to transfer all capital raised, less fees owed to the Portal, to the Company within five (5) business days of [the funding], and the Company will deliver a signed counterpart of this Subscription Agreement within ten (10) days of the funding transfers. The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, in its sole discretion and for any reason whatsoever, and return the subscription proceeds without interest.

3. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. <u>Agreement to be Bound by Operating Agreement</u>. As of the Closing, the undersigned shall be admitted to the Company as a Member (as that term is defined in the Operating Agreement) and shall have all the rights and be subject to all the obligations of such Member, as an owner of Class B Units, under the Operating Agreement. The undersigned understands and agrees that his, her, or its ownership of Class B Units will be governed by the Operating Agreement and the undersigned shall be bound by all the terms and conditions of the Operating Agreement. The undersigned further acknowledges and agrees that, except as otherwise expressly provided in the Operating Agreement, arbitration is the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement or the rights of the parties under the Operating Agreement.

5. <u>Notice Address; Payment Acknowledgment</u>.

   a. The undersigned's contact information for purposes of notices and other communications provided under the Operating Agreement is set forth in this Subscription Agreement and the undersigned acknowledges that any changes to his, her or its contact information in Company's records must comply with the procedures set forth in the Operating Agreement.

   b. The undersigned agrees to maintain an account with an online portal or other agent designated by the Company with current payment information necessary for payments to the undersigned. All such payments to the undersigned shall be deposited into the undersigned's linked account, or through any other reasonable payment method as requested by the Company.

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6. <u>Investor Representations and Warranties; Additional Covenants</u>. In order to induce the Company to permit the undersigned to purchase all, or a designated number of the Class B Units, the undersigned hereby warrants, represents and covenants to the Company:

    a. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the Class B Units, the Operating Agreement, the Offering Materials, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment and the information made available to the undersigned by the Company.

    b. The undersigned is purchasing the Class B Units for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else. The undersigned fully understands that an investment in the Class B Units involves a high degree of risk. The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment.

    c. The undersigned has received, carefully read and understands the Offering Materials, including, without limitation, the Form C, the Offering Statement and the Operating Agreement. The undersigned has had a full opportunity to review all of the information in the Offering Materials, including, without limitation, the Form C, the Offering Statement and the Operating Agreement and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth therein with respect to his, her or its investment in the Class B Units. The undersigned understands that the Offering Statement filed with SEC in connection with the Offering may be amended or updated from time to time by the Company and if the amendment reflects material changes, additions or updates, the undersigned will be required to affirmatively reconfirm its subscription for Class B Units hereunder within five business days of the filing of the amendment, or the investor's commitment will be considered cancelled.

    d. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class B Units. It is understood that information and explanations related to the terms and conditions of the Class B Units provided in the Form C and accompanying Offering Statement or otherwise

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by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class B Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Class B Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Class B Units for purposes of determining the undersigned's authority or suitability to invest in the Class B Units.

e. The undersigned understands that the Class B Units being offered are not subject to an effective registration statement under the Securities Act and applicable state securities laws, and that the Class B Units are being offered and sole in reliance on exemptions provided under Title III of the Jobs Act and Regulation Crowdfunding, described in 17 CFR §§ 227.100-502 (the "**CF Exemption**"). The undersigned further understands that (i) no governmental authority has made any finding or determination relating to the fairness or the merits of the Offering and (ii) the undersigned has no right to require the Company to register the Class B Units under federal or state securities laws at any time.

f. The undersigned understands that the Class B Units are non-voting units, and as a holder of non-voting Class B Units, the undersigned will not have any say or vote in the management of the Company, which management shall be vested solely in the Managing Member of the Company. The undersigned further understands that the Class A Units are voting units, and all matters submitted to a vote of members of the Company will be voted on by holders of Class A Units only.

g. The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Class B Units except in compliance with the Operating Agreement and the CF Exemption. The undersigned acknowledges that the transferability of the Class B Units is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Class B Units are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of the Class B Units in the Offering, all permitted resales of all or any part of the Class B Units, by any person, shall be made only in accordance with the CF Exemption.

h. The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of the Class B Units will not cause such

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overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the Class B Units, and has no need for liquidity in the investment in the Class B Units. The undersigned's investment in the Class B Units, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed the maximum amount allowed by governing regulations and described by 17 CFR §227.100(a)(2).

i. The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the Class B Units to the undersigned and at present was and is within _____.

j. Subject to the Company's rights to reject all or a portion of the undersigned's offer to invest, the undersigned understands that he, she or it shall, by entering into this Subscription Agreement, become a party to the Operating Agreement of the Company, which provides for, among other things, the terms and conditions applicable to the ownership of the Class B Units.

k. Other than the fees to be paid to the Portal by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Class B Units.

l. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that the undersigned therefore may want to have his, her, or its own legal counsel review the Operating Agreement (and related Offering Materials) before signing.

m. The undersigned acknowledges that an investment in the Class B Units is speculative and agrees that no guarantees have been made to the undersigned by the Company or any of their respective agents, managers, members, employees or affiliates, about an investment in the Class B Units or the future financial performance of the Company. It is understood that information and explanations related to the terms and conditions of the purchase and ownership of the Class B Units provided in the Offering Materials or otherwise by the Company shall not be considered investment advice or a recommendation to purchase the Class B Units, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Class B Units. The undersigned has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections

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or forward-looking information as if such projections and statements were guaranteed.

n. The undersigned understands that following the conclusion of the crowdfunding round, that all changes in ownership pertaining to the company's involvement in the cannabis industry must receive approval from the Cannabis Regulatory Commission (CRC) of New Jersey. As the governing body overseeing the state's cannabis program, the CRC holds the authority to review and authorize any alterations in ownership structure to ensure compliance with regulatory standards and guidelines. Therefore, any proposed changes in ownership post-crowdfunding round closure necessitate prior approval from the CRC to proceed accordingly.

7. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE CLASS B UNITS INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment

8. Additional Investment Considerations. In considering an investment in the Company, the undersigned has been made aware of certain special considerations and risk factors, some of which are set forth in Exhibit 1 hereto, which is incorporated herein by reference. However, the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company. The undersigned is encouraged to review Exhibit 1 carefully.

9. Conversion Provision for Non-New Jersey Resident Investors

a. Convertible Note Issuance. Non-New Jersey resident investors shall be issued a convertible note ("**Note**") in lieu of immediate Class B Units upon subscription to this offering. The Note shall convert to Class B Units in the Company upon the occurrence of a Trigger Event, as defined below.

b. Trigger Event Definition. The Trigger Event shall be the conversion of the Company's current state-issued micro business cannabis license to a standard cannabis license, which allows for ownership by individuals who are not residents of the state of New Jersey. This conversion can be applied for to the New Jersey Cannabis Regulatory Commission after one full year of operations. This Trigger Event is contingent upon regulatory approval and does not have a predetermined or known date at the time of the offering.

c. <u>Conversion Process</u>. Upon the occurrence of the Trigger Event, the Note shall automatically convert into Class B Units in the Company at the same terms and conditions as those offered to New Jersey resident investors. The conversion shall be facilitated by the Company and shall be subject to the terms and conditions outlined in this agreement.

d. <u>Investor Notification</u>. The Company shall provide written notice to all non-New Jersey resident investors within ninety (90) days following the occurrence of the Trigger Event, informing them of the conversion of their Note into Class B Units and providing relevant documentation and confirmation of ownership.

e. <u>No Conversion in Absence of Trigger Event</u>. In the absence of the Trigger Event, the Note shall remain outstanding and shall not convert into Class B Units until such time as the Trigger Event occurs, subject to the terms and conditions outlined herein.

f. <u>Fallback Provision with Payback Schedule</u>. If no Trigger Event occurs within three (3) years from the commencement of facility operations, non-New Jersey resident investors shall be entitled to receive their initial investment back with a 1.5x return according to the following payback schedule:

　　i. <u>Initial Repayment</u>. The Company shall initiate repayment to investors within sixty (60) days following the expiration of the aforementioned three (3) year period.

　　ii. <u>Installment Payments</u>. The repayment shall be made in eighteen (18) equal installment payments, distributed over a period of eighteen (18) months.

　　iii. <u>Amount of Each Installment</u>. Each installment payment shall consist of one-eighteenth (1/18) of the total repayment amount, including the 1.5x return.

　　iv. <u>Interest Accrual</u>. Any outstanding balance remaining after the expiration of the specified payback period shall accrue interest at a rate of 5% per annum until fully repaid.

　　v. <u>Final Settlement</u>. The Company shall ensure that all outstanding balances, including accrued interest, are settled in full within

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twenty-four (24) months following the commencement of the payback schedule.

The undersigned confirms he/she/it has reviewed, understands and agrees to the provision set forth in Section 9a, 9b, 9c, 9d, 9e, and 9f(i-v) above.

Initials: ＿＿＿＿＿＿＿

10. <u>Specific Waivers and Approvals</u>.

    a. <u>Waiver and Approval of Certain Affiliate Transactions</u>. The Operating Agreement permits the Company to enter into contracts, agreements, and business dealings with Members and Affiliates (as defined in the Operating Agreement) ("**Affiliate Transactions**") which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager.

    b. <u>Change to Operating Agreement Regarding Approval of Affiliate Transactions</u>. If the undersigned becomes a Member of the Company, by entering into this Subscription Agreement, the undersigned acknowledges and agrees that, notwithstanding anything to the contrary in the Operating Agreement, the Company may enter into Affiliate Transactions in the future which contain provisions and conditions that the Manager believes in good faith are, in the aggregate, substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager. To the extent the foregoing is contrary to any provision of the Operating Agreement, this Subscription Agreement shall, with respect to the undersigned, supersede the Operating Agreement and the Operating Agreement shall be deemed so amended with respect to the undersigned.

    c. <u>Specific Approval of Future Issuance of Class B Units</u>. The undersigned acknowledges and agrees that pursuant to the Operating Agreement, the Manager is authorized to cause the Company from time to time to issue to any person or persons additional Class B Units, Class A Units or other Company Units in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, all as shall be determined by the Manager, including (a) the allocations of items of Company income, gain, loss, deduction and credit to each such class or series of Company Units, (b) the right of each such class or series of Company Units to share in Company distributions, (c) the rights of each such class or series of Company Units upon dissolution and liquidation of the Company, (d) the price at and the terms and conditions on which such class or series of Company Units may be redeemed by the Company, if such Company Units

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4890-9759-6580.v1

are redeemable by the Company, (e) the rate at and the terms and conditions on which such class or series of Company Units may be converted into any other class or series of Units, if any class or series of Company Units are issued with the privilege of conversion, and (f) the right of such class or series of Company Units to vote on matters relating to the relative rights and preferences of such class or other matters, or to be non-voting units. The undersigned further acknowledges and agrees that upon the issuance of any class or series of Company Units, the Manager may amend any provision of the Operating Agreement and may add any new provision to the Operating Agreement, and execute, swear to, acknowledge, deliver, file and record amended Operating Agreement or Certificate of Formation and whatever other documents may be required in connection therewith, as shall be necessary or desirable to reflect the issuance of such class or series of Company Units and the relative rights and preferences of such class or series of Company Units as to the matters set forth in the preceding sentence. By entering into this Subscription Agreement, the undersigned approves such future issuances and all things the Manager may deem to be necessary or advisable in connection with any such future issuance to reflect the issuance of the Company Units and the admission of future Members acquiring the Company Units.

The undersigned confirms he/she/it has reviewed, understands and agrees to the waivers and approvals set forth in Section 10a, 10b and 10c above.

Initials: <mark>_____</mark>

11. <u>Grant of Proxy to Manager of Company</u>. The undersigned subscriber, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints the Manager of the Company (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Company Units that now are or hereafter may be beneficially owned by Grantor, and any and all other Company Units or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Units**") in accordance with the terms of this Section 10. The Proxy Units beneficially owned by Grantor as of the date hereof constitute the Units being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 11) given by Grantor with respect to the Proxy Units are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Units or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Units are outstanding. The proxy granted under this Section 10 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy

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named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Units, and to exercise all voting and other rights of Grantor with respect to the Proxy Units (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's operating agreement or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 10 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Grantor and the Proxy.

12. <u>Indemnity</u>. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the Class B Units.

13. <u>General</u>.

    a. This Subscription Agreement (a) shall be binding upon undersigned and the legal representatives, successors and assigns of the undersigned, (b) shall survive the admission of Investor as a Member of the Company (as defined in the Operating Agreement), (c) shall not be assignable by the undersigned without the consent of the Manager, and (d) may not be amended except with the written consent of the undersigned and Manager.

    b. This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. The parties may execute this Subscription Agreement by means of electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 e.g., www.docusign.com) and the parties agree that the receipt of this Subscription Agreement so executed shall be binding on such parties and shall be construed as originals.

    c. This Subscription Agreement shall be governed by the laws of the State of New Jersey, without regard to principles of conflicts of laws. Any term or provision of this Subscription Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or

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unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Subscription Agreement or affecting the validity or enforceability of any of the terms or provisions of this Subscription Agreement in any other jurisdiction.

d. It is understood and agreed that this Subscription Agreement constitutes the full, complete and final expression of the parties' understanding with respect to the subject matter hereof.

e. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature date below.

SUBSCRIBER:

_____   Date: _____
Signature

_____
Print Name (and Title, if applicable)

Tax ID: _____
Street Address: _____
City, State, Zip: _____
Phone Number: _____
Email: _____

AGREED TO AND ACCEPTED BY COMPANY:

Green Alchemy LLC,
a New Jersey limited liability company

By:_____
Tara Sargente, Manager

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EXHIBIT 1

CERTAIN RISK FACTORS

In addition to the risk disclosures set forth in the Subscription Agreement to which this Exhibit is attached, the Form C, dated [EFFECTIVE DATE], as amended, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**" and, together with the Form C and other offering materials (as supplemented or amended from time to time) available to the undersigned on the Green Alchemy LLC ("**Company**") offering profile at https://www.mainvest.com, the "**Offering Materials**"), each purchaser of Class B Units in the Company (referred to herein as "**Investor**" or "**you**," or collectively as "**Investors**") is urged to carefully consider the risk factors discussed below and to consult its own advisors with respect to the offering of Class B Units by Company (the "Offering") prior to making an investment. The rights and obligations of the Members of the Company are set forth in the Operating Agreement of the Company ("**Operating Agreement**"). A copy of the Operating Agreement is included in the Offering Materials. Investors should carefully review the Offering Materials, including but not limited to the Form C, Offering Statement and the Operating Agreement, which are available on the website of Mainvest, the crowdfunding portal being used for the offering, at www.mainvest.com.Any capitalized terms not defined herein shall have the meanings set forth in the Operating Agreement.

In addition to their own investigation and examination of the Company, the Manager, the Offering Materials, the market and other risks, Investors in the Company should consider, among other things, the following (with the understanding that the inclusion of specific special considerations and risk factors in this Subscription Agreement should not be construed to imply that each area of potential risk has been described in complete detail, or that there are no other special considerations or risk factors that apply to an investment in the Company).

The Company's current and future business of owning and operating Green Alchemy cannabis manufacturing facility and the marketing, licensing and sale of products and services using the Green Alchemy trade name will be referred to below as "GREEN ALCHEMY."

THE CLASS B UNITS ARE A SPECULATIVE INVESTMENT; YOU MIGHT LOSE YOUR MONEY

The Company's current business, the development and operation of GREEN ALCHEMY, is in the early stages of its development on which to base an evaluation of its business and prospects. Investors in the Company should understand that the market for GREEN ALCHEMY's products and services has not been tested and many variables, both anticipated and unanticipated, may affect the success of GREEN ALCHEMY. No assurance can be given as to the ultimate success of GREEN ALCHEMY, as to its ability to generate revenues or as to how soon, if ever, the purchasers of Class B Units may receive a return on their investment.

RISKS OF UNDERCAPITALIZATION AND ADDITIONAL CAPITAL RAISES

GREEN ALCHEMY currently has no sales history. Without robust sales, GREEN ALCHEMY will rely almost entirely on the proceeds from the Offering to fund the launch and growth of its operations. The Company anticipates that it may seek to raise additional capital from time to time. A financing may involve incurring debt or selling equity securities to raise money to pay for operating expenses, to implement GREEN ALCHEMY's business strategy or to otherwise maximize the opportunities available to GREEN ALCHEMY. The Company cannot assure Investors that additional financing will be available to GREEN ALCHEMY on commercially reasonable terms, or at all. If the Company raises capital through the sale of equity securities, the percentage ownership of the Members could be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of the holders of the Company's outstanding Class B Units at the time of such investment. If the Company is unable to obtain additional financing, its ability to fund its operations and execute its business plan could be materially adversely affected and Investors could lose all or a significant portion of their investment. The Company's inability to adequately fund its business development would also harm its ability to earn revenues.

LIMITED SERVICES

GREEN ALCHEMY operates with a very limited scope, offering only particular goods and services to customers, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, potentially exposing themselves to additional risk. Green Alchemy does not have in place robust accounting controls, which could expose the investors to risk.

COMPETITION

The market in which the Company operates is highly competitive and could become increasingly competitive with new entrants in the market. GREEN ALCHEMY competes with many other businesses, both large and small, on the basis of products offered, quality, price, location, and customer experience. Changes in customer preference away from GREEN ALCHEMY's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

NON-VOTING SHARES

The Offering is for Class B Units, which are non-voting Company Units. Any holder of a Class B Units, including the Investors, will have no say in the management of the Company, nor be entitled to vote on any matter concerning the management of the Company. Accordingly, as a holder of Class B Units, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company.

RELIANCE ON MANAGEMENT

The Company's success will be dependent, in part, upon the services of its Manager, currently Tara Sargente ("**Sargente**"). The Company does not currently have a written employment agreement with its Manager. The loss of the services of the Manager could have a significant

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adverse effect on the Company's business, operating results and financial condition. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided to Investors by the Company are forecasts by the Company based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, GREEN ALCHEMY is a newly established business and therefore has no operating history from which forecasts could be projected.

GREEN ALCHEMY's absence of operating history makes financial forecasting highly speculative. Because of the speculative nature of such forecasting, future operating results will undoubtedly differ materially from any forward-looking or "pro forma" forecasts and financial projections which may have been provided to Investors by the Company. Investors are therefore cautioned against relying on any such forward-looking statements or financial projections as a prediction of future results.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. In addition, the Operating Agreement restricts the transfer of Class B Units. Given these factors, you should be prepared to hold your investment for its full term.

GREEN ALCHEMY anticipates that for the foreseeable future it will retain and reinvest any profits from operations back into the business to fund growth and expansion. Therefore, even if the Company is profitable, it is not likely to make any cash distributions to Investors for some time.

Each Investor will be required to represent that (i) the Class B Units are being acquired for investment and not with a view to distribution or resale, (ii) such Investor understands the Class B Units are not freely transferable and (iii) such Investor must bear the economic risk of the investment for an indefinite period of time because the Class B Units: (a) have not been registered under the Securities Act or applicable state "Blue Sky" or securities laws; and (b) cannot be sold unless they are subsequently registered or an exemption from such registration is available and such subscriber complies with the other applicable provisions of the Operating Agreement. There will be no market for the Class B Units and Investors cannot expect to be able to liquidate their investment in case of an emergency. Further, the sale of the Class B Units may have adverse federal

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income tax consequences (the potential purchasers are strongly advised to seek counsel from his, her or its tax and financial advisor with respect to an investment in the Company). A Member of the Company will be permitted to assign or sell its interest in the Company only in very limited circumstances, as more fully set forth in the Operating Agreement.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

THE PRICE OF THE CLASS B UNITS WAS DETERMINED INTERNALLY

The pricing of the Class B Units was determined by the Company [through a comparative analysis of its value in relation to similar businesses]. The purchase price has been influenced by the anticipated capital needs of the Company and may not be aligned with established criteria of value, including book value or earnings per Unit, or any combination thereof. It is important to note that, for the Offering, no independent or professional valuation of the Company has been conducted. This disclosure is intended to provide transparency regarding the subjective nature of the pricing methodology and the absence of external valuation assessments in the determination of the purchase price for the Class B Units.

THE INTENDED USE OF PROCEEDS IS ANTICIPATORY AND MAY BE SUBJECT TO CHANGE

The net proceeds to the Company from the sale of the Class B Units are anticipated to be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the
"Offering Materials") available to the undersigned on the Company offering profile at https://www.mainvest.com. The Investor understands the use of funds described in the Offering Materials are anticipated uses only and that the Manager retains broad discretion to reallocate the proceeds of the Offering as the Manager deems necessary or appropriate to suit the needs of the Company as circumstances evolve. The failure of the Manager to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. The Company currently anticipates that it will retain future earnings, if any, for use in the operation and expansion of the Company's business (and the payment of certain debt) and, therefore, the Company does not anticipate declaring any distributions to Members in the foreseeable future.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate

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values, changes in tax policy, changes in political conditions, pandemics and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. In the event the Company ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Offering of the Class B Units will not be registered with the Securities and Exchange Commission under the Securities Act or the securities agency of any state, and the Class B Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws ("**Regulation Crowdfunding Exemption**"). Since this is a nonpublic offering and, as such, is not registered under federal or state securities laws, Investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority. If the Company should fail to comply with the requirements of the Regulation Crowdfunding Exemption, Investors may have the right, if they so desired, to rescind their purchase of the Class B Units. It is possible that one or more Investors seeking rescission would succeed. If a number of Members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investments in the Company by the remaining Members.

INCOMPLETE OFFERING INFORMATION

Title III of the JOBS Act does not require the Company to provide investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that Investors in the Company would make a different decision if they had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to Investors for at least 12 months following the Offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances. Investors will not have information about the Company that investors in publicly traded companies typically receive, and there is no guarantee Investors will receive additional information from the Company, other than as required by applicable law.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

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CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, cannabis laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the Company's business.

CONFLICTS OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

The Operating Agreement permits the Company to enter into contracts, agreements, and other business dealings with Members and Affiliates (as defined in the Operating Agreement) ("**Affiliate Transactions**") which contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons who are not Affiliates of Members or Manager ("**Affiliate Transaction Requirements**").

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

The Manager has the power, without the vote of the Members, to create classes of membership interests or units having rights, powers, and duties superior to the Class B Units to be purchased by Investors, including, without limitation, the right to be paid before holders of such Class B Units, the right to receive larger distributions than the holders of such Class B Units, or the right to have a greater voice in management than holders of such Class B Units. Such superior rights may, among other things, have a materially adverse effect on the value of the Class B Units purchased an Investor.

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. The Company will not be required to implement these and other investor protections.

THE COMPANY IS SUBJECT TO THE CONTROL OF THE MANAGER AND THE OWNER OF A MAJORITY OF THE CLASS B UNITS

The Company is a "manager-managed limited liability company" as defined in the New Jersey Limited Liability Company Act, currently codified in the New Jersey Statutes, Sections 42:2C-1 to 42:2C-98, as the same may be amended from time to time. Manager will have the right to make all day-to-day decisions and most major decisions with respect to the management and operation of the business and affairs of the Company. The Class B Units are non-voting, and as a result the Investors will have no rights to approve or not approve any Company matters. When Member approval is required under the Operating Agreement a majority of the outstanding Class A Units (which are not being offered in this Offering) can generally approve such decisions, and the Class B Units will not be permitted to vote on any such matters and will be bound by the results of any such vote. As of the date hereof, Sargente is the Manager and is also the holder of all of the

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Class A Units. As a result, Sargente controls the Company, has very broad authority to act on behalf of the Company and minority Members in the Company will have very limited rights to limit or curtail Sargente's actions. In addition, while Sargente is the Manager of the Company, she may only be removed as the Manager under limited circumstances as set forth in the Operating Agreement.

THE BUSINESS PURPOSE OF THE COMPANY INCLUDES PURPOSES THAT MAY NOT BE OPERATING FOR PROFIT

While the principal business activity and purpose of the Company is the ownership and operation of GREEN ALCHEMY's manufacturing facility and the marketing, licensing and sale of products and services using the GREEN ALCHEMY's trade name, or any successor or licensed trade name, an additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including promoting social equity, implementing sustainable environmental practices, and reinvesting in our communities. Accordingly, an investment in the Company may not be suitable for an investor who only wants to invest in a business that has a pure profit motive or who does not share the objectives of the Manager regarding supporting social and environmental change in this manner.

MEMBERS INCLUDING THE MANAGER MAY ENGAGE IN OUTSIDE BUSINESS ACTIVITIES

The Manager will not be required to devote any fixed amount of time to the affairs of the Company. The Members, including the Manager, are permitted to continue to engage in other business activities and are not obligated to present to the Company or Investors any particular investment or opportunity, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company. As a result, the Manager or Members could divert opportunities away from the Company and reduce the potential returns resulting from the investment.

THE CLASS B UNITS ARE UNCERTIFICATED

Except as otherwise determined by the Manager, in Manager's discretion, the Class B Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company.

S RELATING TO THE CLASS B UNITS AND OPERATING AGREEMENT TO BE ARBITRATED

In most circumstances, binding arbitration shall constitute the sole and exclusive remedy for the settlement of any dispute or controversy concerning the Operating Agreement and the rights of Investor under the Operating Agreement. The arbitration proceeding will be conducted in Middlesex County, New Jersey, before a single arbitrator, in accordance with the rules of arbitration of the American Arbitration Act ("**AAA**") in effect at the time a demand for arbitration is made. The arbitration process is set forth in further detail in the Operating Agreement.

THE COMPANY'S OBLIGATION TO INDEMNIFY THE MANAGER AND MANAGER'S AFFILIATES COULD RESULT IN SIGNIFICANT CHANGES THAT WOULD ADVERSELY AFFECT THE COMPANY'S PERFORMANCE

Under the Operating Agreement, the Manager and Manager's affiliates are not liable to the Company or to the Members for any act or omission except for acts of misconduct or gross negligence, and under certain circumstances, the Manager and Manager's affiliates will be entitled to indemnification from the Company for certain losses, including, without limitation, on personal guarantees of Company debt. Such indemnification obligations may be material. The indemnification obligations of the Company would be payable from the assets of the Company, including the capital contributions of the Members.

RIGHTS TO REQUIRE MEMBERS TO PARTICIPATE IN A SALE TRANSACTION

Subject to certain limitations as set forth in the Operating Agreement, if Members holding a majority of the outstanding Company Units (which includes Class A Units, Class B Units and any other units created by the Company) elect to consummate a sale of all of the Company Units or equity interests in the Company to any independent third party, the Operating Agreement obligates the other Members to consent to the proposed transaction and to take all other actions reasonably necessary or desirable to cause the consummation of such proposed transaction. Therefore, you may be required to sell your Class B Units without consent if the owners of a majority of the Company's Units desire to sell their units.

COMPANY HAS RIGHTS TO PURCHASE UNITS UNDER CERTAIN CIRCUMSTANCES

If a Member receives a bona fide written offer from a third party to purchase all or a portion of such Member's Company Units, the Company has a right of first refusal to purchase such Units as set forth in more detail in the Operating Agreement. The Company shall have the right, as set forth in more detail in the Operating Agreement, to repurchase the Units of a Member upon the withdrawal, resignation, expulsion, bankruptcy, dissolution, death or occurrence of any other event which terminates the continued membership of such Member. The purchase price for such Member's Units shall be the fair-market value of such Units as determined by the Manager in Manager's sole discretion (which means that the Manager may not be required to obtain an independent appraisal or valuation of the Units); provided, that if the repurchase is in connection with any act or omission by such Member that the Manager determines is detrimental to the Company, the purchase price for the repurchase shall be the purchase price of the Units (which, for Investors, is $1.00 per Unit). The purchase price may be paid in full in cash or in installments as set forth in the Operating Agreement. These purchase terms are favorable to the Company.

NO RIGHT TO WITHDRAWAL

Members do not have the ability to withdraw as a member of the Company prior to the dissolution of the Company, and any such withdrawal will be null and void.

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MEMBERS CLAIMS ARE SUBORDINATE TO CREDITORS

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the Members only after the satisfaction of claims of creditors and the establishment of reserves. Accordingly, the ability of the Members to recover all or any portion of their investment under such circumstances will depend on the amount of the funds so realized and the claims to be satisfied therefrom.

POTENTIAL CONSIDERATIONS FOR INVESTING IN A CANNABIS BUSINESS

Investing in any cannabis business carries inherent risks associated with the federal illegality of cannabis, even in states where its use is legalized. The conflicting legal landscape between state and federal jurisdictions poses uncertainties and regulatory challenges. While certain states have legalized cannabis, federal classification as a controlled substance introduces potential legal consequences. It's crucial to consider various implications and burdens unique to the cannabis industry. Non-compliance may result in financial penalties. Green Alchemy encourages investors to thoughtfully assess these legal, tax, and compliance considerations. The success of the Company's venture depends on its ability to navigate these challenges and adapt to evolving regulatory frameworks.

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